Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2024 FINANCIAL RESULTS

ATHENS, Greece, April 30, 2024 (GLOBE NEWSWIRE) – Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the first quarter ended March 31, 2024.

Highlights

	Three-month periods ended March 31,
	2024	2023	Increase / (Decrease)
Revenues	$104.5 million	$81.0 million	29%
Expenses	$54.9 million	$45.1 million	22%
Interest expense and finance cost	$34.0 million	$23.7 million	43%
Net Income	$33.9 million	$10.0 million	239%
Adjusted Net Income (excluding gain on sale of vessels)[1]	$17.5 million	$10.0 million	75%
Net Income per common unit	$0.61	$0.49	24%
Adjusted Net Income per common unit (excluding gain on sale of vessels)[1]	$0.32	$0.49	(35%)
Average number of vessels[2]	23.3	21.4	9%

•	Operating Surplus[3] and Operating Surplus after the quarterly allocation to the capital reserve for the first quarter of 2024 were $48.3 million and $9.6 million, respectively.

•	Announced common unit distribution of $0.15 for the first quarter of 2024.

•

On January 2, 2024, the Partnership took delivery of the LNG/C Axios II. This is the second delivery under the Partnership’s agreement to acquire 11 latest generation two-stroke (MEGA) Liquefied Natural Gas Carriers (“LNG/C and the “LNG/C Transaction”), which closed on December 21, 2023.

•	Concluded the sale of the M/V Long Beach Express and the M/V Akadimos recognizing a gain on sale of $16.4 million.

•	Entered into memoranda of agreement for the sale of five additional container vessels.

[1]

Adjusted Net Income (excluding gain on sale of vessels) and Adjusted Net Income per common unit (excluding gain on sale of vessels) are non-GAAP financial measures used to measure the financial performance of the Partnership and we believe these non-GAAP measures are useful to analysts and investors in comparing the results of operations between periods. These non-GAAP measures are not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for Net income and Net Income per common unit prepared in accordance with GAAP or as a measure of profitability.

[2]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[3]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Overview of First Quarter 2024 Results

Net income for the quarter ended March 31, 2024, was $33.9 million or $17.5 million excluding the gain on sale of vessels, compared with net income of $10.0 million for the first quarter of 2023. Taking into account the interest attributable to the general partner, net income per common unit for the quarter ended March 31, 2024, was $0.61 or $0.32 excluding the gain on sale of vessels, compared to net income per common unit of $0.49 for the first quarter of 2023.

Total revenue for the quarter ended March 31, 2024, was $104.5 million, compared to $81.0 million during the first quarter of 2023. The increase in revenue was primarily attributable to the revenue contributed by the newbuild vessels acquired by the Partnership, namely the LNG/C Asterix acquired on February 17, 2023, the M/V Buenaventura Express acquired on June 20, 2023, the LNG/C Amore Mio I acquired on December 21, 2023 and the LNG/C Axios II acquired on January 2, 2024, partly offset by the sale of the M/V Cape Agamemnon on November 7, 2023, the sale of the M/V Long Beach Express on February 26, 2024 and the sale of M/V Akadimos on March 8, 2024.

Total expenses for the quarter ended March 31, 2024, were $54.9 million, compared to $45.1 million in the first quarter of 2023. Total vessel operating expenses during the first quarter of 2024 amounted to $22.7 million, compared to $19.3 million during the first quarter of 2023. The increase in vessel operating expenses was mainly due to the net increase in the average number of vessels in our fleet. Total expenses for the first quarter of 2024 also include vessel depreciation and amortization of $24.0 million, compared to $19.2 million in the first quarter of 2023. The increase in depreciation and amortization during the first quarter of 2024 was mainly attributable to the net increase in the average size of our fleet. General and administrative expenses for the first quarter of 2024 increased to $4.4 million, compared to $2.8 million in the first quarter of 2023, mainly attributable to the increase in the costs we recognized in connection with our equity incentive plan.

Total other expense, net for the quarter ended March 31, 2024, was $32.1 million compared to $25.8 million for the first quarter of 2023. Total other expense, net includes interest expense and finance cost of $34.0 million for the first quarter of 2024, compared to $23.7 million for the first quarter of 2023. The increase in interest expense and finance cost was mainly attributable to the increase in the Partnership’s average indebtedness and the increase in the weighted average interest rate compared to the first quarter of 2023.

Capitalization of the Partnership

As of March 31, 2024, total cash amounted to $157.7 million. Total cash includes restricted cash of $11.2 million, which represents the minimum liquidity requirement under our financing arrangements.

As of March 31, 2024, total partners’ capital amounted to $1,203.9 million, an increase of $29.0 million compared to $1,174.9 million as of December 31, 2023. The increase reflects net income for the quarter ended March 31, 2024, other comprehensive income of $0.8 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge, the amortization associated with the equity incentive plan of $2.6 million, partly offset by distributions declared and paid during the period in a total amount of $8.3 million.

As of March 31, 2024, the Partnership’s total debt was $1,943.6 million before financing fees, reflecting an increase of $155.8 million compared to $1,787.8 million as of December 31, 2023. The increase is attributable to the assumption of $190.0 million of indebtedness and a drawdown of $92.6 million under the unsecured seller’s credit issued to the Partnership by Capital Maritime & Trading Corp. for an amount of up to $220.0 million to finance a portion of the purchase price for the vessels in the LNG/C Transaction (the “Seller’s Credit”), in connection with the acquisition of the LNG/C Axios II in January 2024, partly offset by the $7.2 million decrease in the U.S. Dollar equivalent of the euro-denominated bonds issued by CPLP Shipping Holdings Plc in July 2022 and October 2021 (the “Bonds”) as of March 31, 2024, the scheduled principal payments for the period of $28.5 million, the early repayment in full of the facility we entered into with ICBC Financial Leasing Co., Ltd in 2020 to partly finance the acquisition of the M/V Akadimos, of a total amount of $38.3 million, and the partial repayment of $52.8 million of the Seller’s Credit that we drew to partly finance the acquisition of LNG/C Axios II.

Operating Surplus

Operating surplus for the quarter ended March 31, 2024, amounted to $48.3 million, compared to $40.5 million for the previous quarter ended December 31, 2023. We allocated $38.7 million to the capital reserve, a decrease of $0.3 million compared to the previous quarter due to the net decrease in the rate of amortization of our debt. Operating surplus for the quarter ended March 31, 2024, after the quarterly allocation to the capital reserve, was $9.6 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Delivery of the LNG/C Axios II

On January 2, 2024, the Partnership took delivery of the LNG/C Axios II. The vessel commenced an index-linked, one-year time charter, which will be followed by a seven-year bareboat charter with Bonny Gas Transport Limited (“BGT”). BGT maintains an option to extend the charter by an additional three years. The vessel acquisition was financed with, a new senior secured loan facility for an amount of $190.0 million, repayable in 28 equal quarterly instalments of $2.5 million and a balloon payment of $120.0 million together with the final quarterly instalment in December 2030, and a drawdown of $92.6 million under the Seller’s Credit.

Container Divestment Update

Sale of M/V Long Beach Express: On December 15, 2023, the Partnership agreed to sell the M/V Long Beach Express (68,618 DWT / 5,089 TEU, container vessel, built 2008, Hanjin Heavy Industries & Construction Co., Ltd., South Korea) to an unaffiliated party. Delivery of the M/V Long Beach Express to its new owner took place on February 26, 2024.

Sale of Three 10,000 TEU Container Vessels: On March 20, 2024, the Partnership announced that it has entered into three separate memoranda of agreement for the sale of the M/V Athos, the M/V Aristomenis and the M/V Athenian (118,888, 118,712 and 118,834 DWT, respectively, 9,954 TEU container vessels, built 2011, Samsung Heavy Industries Co., Ltd., South Korea) to an unaffiliated party. The M/V Athos and the M/V Athenian were delivered to their new owners on April 22, 2024, and the M/V Aristomenis is expected to be delivered in early May 2024.

Sale of M/V Akadimos: On March 4, 2024, the Partnership announced that it has entered into a memorandum of agreement for the sale of the M/V Akadimos (115,534 DWT / 9,288 TEU, Eco-Flex, Wide Beam container vessel, built 2015, Daewoo-Mangalia Heavy Industries S.A., Romania). Delivery of the M/V Akadimos to its new owner took place on March 8, 2024.

Sale of M/V Seattle Express and M/V Fos Express: On March 4, 2024, the Partnership also announced that it has entered into two separate memoranda of agreement for the sale of sister vessels, the M/V Fos Express and the M/V Seattle Express (68,579 and 68,411 DWT, respectively / 5,089 TEU, container vessels, built 2008, Hanjin Heavy Industries & Construction Co., Ltd., South Korea). The M/V Seattle Express was delivered to its new owner on April 26, 2024, while the M/V Fos Express is expected to be delivered in early May 2024.

The expected proceeds from the sale of the M/V Long Beach Express, the M/V Athos, the M/V Aristomenis, the M/V Athenian, the M/V Akadimos, the M/V Seattle Express and the M/V Fos Express after debt repayment are estimated to be approximately $182.5 million in total.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“I am pleased to see the Partnership’s continued progress in executing the business plan outlined in November 2023. This includes the acquisition of two latest generation LNG/C vessels and the successful sale of five container vessels, with agreements in place for the sale of two additional container vessels. These sales are expected to generate net proceeds of approximately $182.5 million, in line with our announced intention to gradually divest from the container business. Finally, we expect another three-brand new, latest generation LNG/Cs to join our fleet in the coming months, -all with long term charters in place- while we continue to focus on the conversion of the Partnership into a corporation and growing further our footprint in LNG and energy transition gas shipping.”

Quarterly Common Unit Cash Distribution

On April 25, 2024, the Board of Directors of the Partnership declared a cash distribution of $0.15 per common unit for the first quarter of 2024 payable on May 14, 2024, to common unit holders of record on May 7, 2024.

LNG Market Update

After a period of historically high rates following the start of the Russia-Ukraine Conflict, rates are normalizing toward pre-war levels. Term charter rates for one to three years have softened and are standing at approximately $85,000 per day. Five-year or longer charter rates remain at higher levels, indicating that the market is pricing in an anticipated tightening from 2026.

Global LNG imports remain strong in both Asia-Pacific and the Atlantic basin region with China continuing to import increasing volumes. Tonne-miles have been higher in the first quarter of this year versus the first quarter of last year due to the issues related to the Suez Canal and the limited use of the Panama Canal.

Currently, 332 vessels are on order, while the on-the-water fleet grew by 10 vessels in the same period. The Orderbook-to-fleet ratio stands at 50.8% of the total fleet. Appetite still remains strong for LNG carrier newbuilds with 44 newbuilding orders having been placed in the first quarter of 2024.

The LNG shipping market appears balanced for this and next year with multiple newbuildings being delivered and only incremental new LNG volumes coming on stream. The LNG shipping supply-demand balance is expected to start tightening from 2026 as the next wave of LNG capacity comes online.

Conference Call and Webcast

Today, April 30, 2024, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Product Partners” to the operator and/or conference ID 13746395. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 19 high specification vessels, including nine latest generation LNG/Cs and nine Neo-Panamax container vessels, one of which we have agreed to sell to an unaffiliated party, and one Panamax container carrier vessel, which we have also agreed to sell to an unaffiliated party. In addition, CPLP has agreed to acquire nine additional latest generation LNG/Cs to be delivered between the second quarter of 2024 and the first quarter of 2027.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, the transactions contemplated pursuant to the Umbrella Agreement, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchases, market, vessel deliveries and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions on the financial condition and operations of CPLP and the container and LNG industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2023, filed on April 23, 2024. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month
	periods ended March 31,
	2024	2023
Revenues	$104,494	$81,016

Expenses / (income), net:
Voyage expenses	3,857	3,842
Vessel operating expenses	19,555	16,820
Vessel operating expenses - related parties	3,123	2,522
General and administrative expenses	4,421	2,783
Vessel depreciation and amortization	23,962	19,178
Gain on sale of vessels	(16,411)	—

Operating income, net	65,987	35,871

Other income / (expense), net:
Interest expense and finance cost	(34,043)	(23,682)
Other income / (expense), net	1,952	(2,161)

Total other expense, net	(32,091)	(25,843)

Partnership’s net income	$33,896	$10,028

General Partner’s interest in Partnership’s net income	213	170
Partnership’s net income allocable to unvested units	152	242
Common unit holders’ interest in Partnership’s net income	33,531	9,616
Net income per:
Common units, basic and diluted	$0.61	$0.49
Weighted-average units outstanding:
Common units, basic and diluted	54,816,555	19,728,416

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	$146,504	$192,422
Other current assets	193,155	33,082

Total current assets	339,659	225,504

Fixed assets
Advances for vessels under construction – related party	143,000	174,400
Vessels, net and vessels under construction	2,721,324	2,632,285

Total fixed assets	2,864,324	2,806,685

Other non-current assets
Restricted cash	11,216	11,721
Other non-current assets	101,369	96,389

Total non-current assets	2,976,909	2,914,795

Total assets	$3,316,568	$3,140,299

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	$102,423	$103,116
Other current liabilities	137,795	80,814

Total current liabilities	240,218	183,930

Long-term liabilities
Long-term debt, net	1,776,573	1,672,179
Other non-current liabilities	95,845	109,257

Total long-term liabilities	1,872,418	1,781,436

Total liabilities	2,112,636	1,965,366

Total partners’ capital	1,203,932	1,174,933

Total liabilities and partners’ capital	$3,316,568	$3,140,299

Cash Flow Data

(In thousands of United States Dollars)

	For the three-month periods ended March 31,
	2024	2023
Net cash provided by operating activities	47,307	38,602

Net cash provided by / (used in) investing activities	37,497	(335,224)

Net cash (used in) / provided by financing activities	(131,227)	241,611

Net decrease in cash, cash equivalents and restricted cash	(46,423)	(55,011)

Cash, cash equivalents and restricted cash at beginning of the period	204,143	154,848

Cash, cash equivalents and restricted cash at end of the period	$157,720	$99,837

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, exchange differences on Bonds and cash and cash equivalents, change in fair value of derivatives, impairment and gain on sale of vessels, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2024	For the three-month period ended December 31, 2023	For the three-month period ended March 31, 2023
Partnership’s net income	33,896	12,730	10,028

Adjustments to reconcile net income to operating surplus prior to Capital
Depreciation, amortization, unrealized Bonds exchange differences and change in fair value of derivatives[1]	27,022	24,111	23,235
Impairment of vessels	—	3,541	—
Gain on sale of vessels	(16,411)	—	—
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	3,798	73	3,055

Operating Surplus prior to capital reserve	48,305	40,455	36,318

Capital reserve	(38,693)	(38,954)	(33,350)

Operating Surplus after capital reserve	9,612	1,501	2,968

(Increase) / decrease in recommended reserves	(1,327)	6,807	103

Available Cash	8,285	8,308	3,071

Depreciation, amortization, unrealized Bonds exchange differences and change in fair value of derivatives line item includes the following components:

•	Vessel depreciation and amortization;

•	Deferred financing costs and equity compensation plan amortization;

•	Unrealized Bonds exchange differences;

•	Unrealized cash, cash equivalents and restricted cash exchange differences; and

•	Change in fair value of derivatives.